July 15, 2025

Guy Newman
Chief Financial Officer
Trutankless, Inc.
15900 North 78th Street, Suite 200
Scottsdale, AZ 85260

       Re: Trutankless, Inc.
           Form 10-K for the Year Ended December 31, 2023
           File No. 000-54219
Dear Guy Newman:

       We issued comments on the above captioned filing on June 2, 2025. On June 24,
2025, we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

        As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Ernest Greene at 202-551-3733 or Anne McConnell at 202-551-3709
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing